March 10, 2016

Securities and Exchange Commission

Office of Filings and Information Services

100 F Street, NE

Washington, D.C.  20549

Re:	Strategic Funds, Inc. (the “Registrant”)

-          DREYFUS ACTIVE MIDCAP FUND

-          DREYFUS MLP FUND

-          DREYFUS SELECT MANAGERS SMALL CAP VALUE FUND

-          DREYFUS SELECT MANAGERS SMALL CAP GROWTH FUND

-          GLOBAL STOCK FUND

-          INTERNATIONAL STOCK FUND

-          DREYFUS U.S. EQUITY FUND

1940 Act File No.: 811- 03940

1933 Act File No.: 2-88816

CIK No.: 0000737520

Request for Withdrawal of Post-Effective Amendment No. 117

Ladies and Gentleman:

On behalf of the Registrant, we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On March 1, 2016, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 117 to Form N1‑A (Accession No. 0000737520-16-000105) under form type POS EX.  The Registrant hereby withdraws such POS EX filing and will refile a POS EX form with the correct Post-Effective Amendment No.119.

Please direct any questions or comments to the attention of the undersigned at 412.236.4172.

Sincerely, /s/ Isaac Tamakloe
Isaac Tamakloe